October 16, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), ProShares Trust (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 182 under the 1933 Act and Amendment No. 191 under the Investment Company Act of 1940 to the Trusts’ registration statement on Form N-1A (the “Amendment”). The Amendment was filed electronically with the Securities and Exchange Commission (the “SEC”) on September 5, 2017 (Accession Nos. 0001193125-17-275847) to introduce a new series of the Trust: ProShares Long Clicks/Short Bricks Retail ETF.

The Amendment is being withdrawn because the Trust revised certain disclosure following discussions with the SEC staff and re-filed a revised post-effective amendment for the series on September 7, 2017. (Accession No. 0001193125-17-278106) The Trust confirms that no securities were sold in connection with the Amendment. Based upon the foregoing, the Trust respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6581.

Sincerely,

/s/ Cheryl Ardin

Associate Counsel